Exhibit 99.1

Ballard announces $40 million in DOE grants to support build-out of industry-leading integrated fuel cell production Gigafactory in Rockwall, Texas

 VANCOUVER, BC and ROCKWALL, Texas, March 14, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced it has received notification from the Hydrogen and Fuel Cell Technologies Office within the U.S. Department of Energy (DOE) that Ballard's applications for two grants totaling US$40 million under the Clean Hydrogen Electrolysis, Manufacturing, and Recycling Program have been selected and recommended for negotiation of financial awards. The grants will support Ballard's construction and build-out of an integrated fuel cell production Gigafactory based in Rockwall, Texas.

Ballard plans for the new facility, dubbed Ballard Rockwall Giga 1, to be located on a parcel of 22 acres of industrial land within the Rockwall Technology Park in Rockwall, Texas. In Phase I, Ballard plans to invest approximately US$160 million (net of the US$40 million in expected DOE grants) from 2024 through the end of 2027 to build and commission a new manufacturing facility with annual production capacity of 8 million membrane electrode assemblies (MEAs), 8 million bipolar plates, 20,000 fuel cell stacks, and up to 20,000 fuel cell engines per year, or the equivalent of 3 gigawatts of fuel cells. The land acquisition rights and facility design provide Ballard with optionality for additional future phases at the Rockwall site. Future phases are expected to further increase production scaling and capacity expansion with much lower capital requirements.

The facility represents the next stage of Ballard's 'local for local' and advanced manufacturing strategy. Ballard expects to make a final investment decision on this facility later in 2024, pending completion of customary conditions, including necessary approvals, negotiation of final awards with the DOE, and definitive agreements.

The $40 million in total DOE grants comprise a $30 million grant relating to advanced proton exchange membrane (PEM) MEAs and automated stack assembly, with the additional $10 million grant relating to a next-generation flexible graphite bipolar plate manufacturing line. The grants have been awarded by the U.S. DOE's Hydrogen and Fuel Cell Technologies Office to implement provisions of the Bipartisan Infrastructure Law, providing for the award of $750 million for Clean Hydrogen Electrolysis, Manufacturing, and Recycling. Ballard has also applied for additional funding under other U.S. government funding programs.

"We are thrilled to be recommended for participation in the Clean Hydrogen Electrolysis, Manufacturing, and Recycling Program," said Randy MacEwen, Ballard's President & Chief Executive Officer. "We are grateful for the strong support of the DOE's hydrogen policies that position the U.S. for future scaling of hydrogen and fuel cells. This is particularly important as the U.S. accelerates a path towards environmental sustainability and energy security, while continuing to boost domestic manufacturing and bolster critical supply chains. We are also excited to unveil the next stage of our 'local for local' manufacturing strategy, which will feature cutting-edge fuel cell manufacturing technologies across our fuel cell production value chain, enabling cost competitive solutions at scale."

Ballard has also received considerable support from the Rockwall Economic Development Corporation (REDC), which owns and manages the Rockwall Technology Park. The REDC has provided an attractive mix of land, financial, fee and permit incentives for the facility, while assisting in the planning and approval process. The facility will also benefit from its proximity to the Gulf Coast hydrogen hub.

"With an increasingly constructive policy environment and growing customer interest, it is critical to invest in this innovative manufacturing line," commented Dr. Lee Sweetland, Ballard's Chief Transformation Officer. "We have been working hard to develop next-generation, automated production processes for MEAs, bipolar plates, and stack assembly that will position Ballard to meet expected future market demand, while significantly driving down the cost of our market-leading fuel cell engines. We are delighted to partner with the REDC to establish Ballard Rockwall Giga 1, which we expect to contribute to the Rockwall tax base and add high quality jobs in Rockwall."

"We are thrilled that Ballard chose Rockwall, Texas for this transformative project. We believe the choice of Rockwall speaks to our strong advanced manufacturing workforce, logistical advantages, and first-class shovel ready sites we have available in the Rockwall Technology Park," said Phil Wagner, President of the Rockwall Economic Development Corporation. "Ballard's planned investment will go a long way in enabling continued high-quality services at the city, county, and school district levels. Likewise, we look forward to being a committed partner for Ballard in their future growth."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned operations expansion, related investments, product cost and market impacts, and anticipated implementation timeline. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 14-MAR-24